UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                             General Moly Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    451272306
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                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   January 15, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 451272306                     13D                          PAGE 2 OF 7
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   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   CCM Master Qualifies Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
                                                                         (b)[x]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

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   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CCM Master Qualifies Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
          Clint D. Coghill+* - USA

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                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 15,910,485
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     15,910,485

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,910,485
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  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.78%**
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  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualifies Fund, Ltd.* - CO
   Coghill Capital Management, LLC.+* - IA
          Clint D. Coghill+* - IN

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CUSIP NO. 451272306                     13D                          PAGE 3 OF 7
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of Idaho General Mines Inc. (the "Issuer"). The address of the Issuer's principal offices is:

10 N. Post Street, Suite 610
Spokane WA 99201

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in
Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

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CUSIP NO. 451272306                     13D                          PAGE 4 OF 7
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Item 4.   Purpose of Transaction.
          ----------------------

          As disclosed in our Schedule 13D/A filed on [August 22, 2007] (the "August 13D"), the Reporting Persons previously contacted the Issuer's management to express their views regarding the importance of good corporate governance, and further, to ask the Issuer's Board of Directors to develop a plan to achieve the highest quartile of corporate governance. Since that time, the Reporting Persons have had discussions with the Issuer's management, and the Issuer has taken actions that the Reporting Persons feel have addressed their concerns. As also disclosed in the August 13D the Reporting Persons have had conversations with management regarding possible business combination transactions. The Reporting Persons expect to continue having such discussions with the Issuer's management. In light of these developments, the Reporting Persons have no further plans or proposals regarding the Issuer, and at this time they intend to continue to hold the Shares for investment purposes in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

	Except as set forth above, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC*+, and or Clint D. Coghill have no present plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have beneficial ownership of 15,910,485 shares (25.78%**). Included in this number are 5,380,728 shares to which CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have the right to acquire within 60 days.

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CUSIP NO. 451272306                     13D                          PAGE 5 OF 7
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          (b) Number of Shares as to which CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      15,910,485 shares of Common Stock (25.78%**).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      15,910,485 shares of Common Stock (25.78%**).

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CUSIP NO. 451272306                     13D                          PAGE 6 OF 7
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          (c) September 27, 2006 CCM Master Qualified Fund, Ltd* purchased 10,000 shares at $1.921 per share on the open market. September 28, 2006 CCM Master Qualified Fund, Ltd* purchased 90,000 shares at $1.988 per share on the open market. September 29, 2006 CCM Master Qualified Fund, Ltd* purchased 100,000 shares at $1.99 per share via private purchase and 100,000 shares at $1.99 on the open market.
On March 29, 2007 CCM Master Qualified Fund, Ltd* purchased 1,996,751 shares of common stock at $3.40 per share via private offering.

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
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          to Securities of the Issuer.
          ---------------------------
In connection with certain services provided to the Issuer by the Reporting Persons, the Issuer has granted the Reporting Persons warrants to purchase up to 500,000 (five hundred thousand) shares of the Issuer's common stock at an exercise price of ten dollars ($10.00) per share. Under their terms, the warrants will only become exercisable on the date that the Issuer shall complete a financing that shall have been determined by the Issuer's Board of Directors to be sufficient to finance the commencement of commercial production at the Issuer's Mt. Hope project and will remain exercisable for a period of one year from that date.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

Explanation of Responses:
*The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

**Based on 56,334,005 shares of common stock issued and outstanding as of August 3, 2007 as reported by the Issuer in its Registrations Statement on Form 10-QSB filed with the Securities and Exchange Commission on August 7, 2007 plus 5,380,728 shares of common stock issue-able via warrants held by the Reporting Persons as described in Item 5 of this
Schedule 13D.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.

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CUSIP NO. 451272306                     13D                          PAGE 7 OF 7
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2008


/S/ Clint D. Coghill+*
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Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
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Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
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CCM Qualified Master Fund, Ltd.*